[redacted]

BP 3/11

08028909

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response . . . 12.00	

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 44162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Faith Lee — (310) 393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 17th day of January, 2008

[signature]
Notary Public

[signature]
Signature

President
Title

ELLEN S RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Syndicated Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.:

We have audited the accompanying statement of financial condition of Syndicated Capital, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and, cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Nothridge, California
February 27, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 1,458,359
Deposits with clearing organizations	623,916
Receivable from clearing organizations	88,043
Commissions receivable	103,316
Receivable from non-customers, net	36,734
Marketable securities, at market value	320,432
Securities, not readily marketable	221
Equipment, net	868
Prepaid expenses	33,812
Total assets	$ 2,665,701

Liabilities and Stockholder's Equity

Liabilities	
Short-term bank loans	$ 15,201
Accounts payable and accrued expenses	3,029
Payable to clearing organizations	57,455
Commissions payable	133,950
Income tax payable	1,701
Securities sold, not yet purchased	2
Subordinated note payable, including interest payable	344,850
Total liabilities	556,188
Commitments and contingencies	–
Stockholder's equity	
Common stock, $1 par value, 200,000 shares authorized, 112,000 shares issued, and outstanding	112,000
Additional paid-in capital	450,000
Retained earnings	1,547,513
Total stockholder's equity	2,109,513
Total liabilities and stockholder's equity	$ 2,665,701

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 2,878,542
Interest and dividend income	232,174
Net dealer inventory and investment gains (losses)	52,867
Other income	212,187
Total revenues	3,375,770
Expenses	
Employee compensation and benefits	321,317
Commissions and floor brokerage	2,351,476
Communications	3,084
Occupancy	50,303
Interest	35,095
Other operating expenses	224,720
Total expenses	2,985,995
Net income (loss) before income tax provision	389,775
Income tax provision	5,671
Net income (loss)	$ 384,104

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 112,000	$ 450,000	$ 1,163,409	$ 1,725,409
Net income (loss)	–	–	384,104	384,104
Balance at December 31, 2007	$ 112,000	$ 450,000	$ 1,547,513	$ 2,109,513

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

	Subordinated Loan Payable	Subordinated Interest Payable	Total Subordinated debt
Balance at December 31, 2006	$ 330,000	$ 74,250	$ 404,250
Additions (Reductions)	–	(59,400)	(59,400)
Balance at December 31, 2007	$ 330,000	$ 14,850	$ 344,850

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 384,104
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 1,614	
(Increase) decrease in:		
Receivable from clearing organizations	(35)	
Deposits with clearing organizations	(124,162)	
Commissions receivable	(11,246)	
Receivable from non-customers, net	12,082	
Marketable securities, at market value	(73,250)	
Prepaid expenses	(1,058)	
(Decrease) increase in:		
Short-term bank loans	15,201	
Accounts payable and accrued expenses	(7,377)	
Securities sold, not yet purchased	(1)	
Payable to clearing organization	17,294	
Commissions payable	(12,953)	
Income tax payable	(683)	
Subordinated interest payable	(59,400)	
Total adjustments		(243,974)
Net cash and cash equivalents provided by (used in) operating activities		140,130
Cash flows from investing activities:		
Proceeds from sale of investment	19,200	
Net cash and cash equivalents provided by (used in) investment activities		19,200
Cash flows from financing activities:		
Repayment of loan from related party	(25,000)	
Net cash and cash equivalents provided by (used in) financing activities		(25,000)
Net increase (decrease) in cash and cash and cash equivalents		134,330
Cash and cash equivalents at beginning of year		1,324,029
Cash and cash equivalents at end of year		$ 1,458,359
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ 94,495	
Income taxes	$ 10,023	

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc. (the "Company") is registered as an introducing broker-dealer of securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by clearing organizations. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities, mutual funds, variable annuities, and private placements. The Company has about 3,200 clients located throughout the United States. No one client comprises a significant revenue source.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them. The balance at December 31, 2007, includes interest earned for a deposit total of $100,796. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2007, includes interest earned for a deposit total of $523,120.

Note 3: RECEIVABLE FROM NON-CUSTOMERS, NET

Net non-customer receivables consist of various receivables from current and former brokers, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $146,845, due to the default on a note receivable from a former broker. See Note 10.

The net balance of $36,734 at December 31, 2007, is a non-allowable asset for net capital purposes.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Securities, at market value consist of the following at quoted market values:

NASDAQ stock	$ 197,960
Equities	29,714
Mutual Funds	92,758
Total	$ 320,432

The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) as net unrealized gains of $75,720, and realized losses of $22,853. For net capital purposes, a 100% haircut is taken against the NASDAQ stock.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of an investment in fractional shares of Depository Trust & Clearing Corporation ("DTCC") common stock. The Company is carrying the DTCC stocks at their cost of $221. The Company considers this security to be a non-allowable asset for net capital purposes.

Note 6: EQUIPMENT, NET

Equipment as of December 31, 2007, consists of the following:

		Life in years
Equipment	$ 17,131	5
Less accumulated depreciation	(16,263)	
	$ 868	

Depreciation expense for the year ended December 31, 2007, is $1,614.

Note 7: SUBORDINATED NOTE PAYABLE

The borrowings under subordination loan agreements at December 31, 2007, are listed as follows:

Liabilities subordinated to the claims of general creditors:	
Interest at 9% due June 30, 2010	$ 330,000
Accumulated subordinated interest payable	14,850
Total subordinated debt	$ 344,850

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision at December 31, 2007, consist of the following:

California	$ 4,170
Other states	1,501
Total income tax provision	$ 5,671

Note 9: RELATED PARTY TRANSACTIONS

The Company shares facilities with an investment advisory firm whose chairman is the Company's sole stockholder. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm.

Per the service agreement between the Company and the firm for the year ended December 31, 2007, the Company paid the investment advisory firm the following:

Occupancy	$ 50,303
Other operating expenses	24,313
Total	$ 74,616

Note 9: RELATED PARTY TRANSACTIONS
(Continued)

The Company's employees are able to participate in an affiliate company 's 401(k) profit sharing plan. Both companies have common ownership. The Company is also considered the employer from the terms of the plan.

The plan is a defined contribution plan and all employees must be over the age of 21 years to be eligible to participate in the plan. The Company's profit sharing contributions are discretionary and determined each year by the Company. For the year ended December 31, 2007, the Company made no contributions to the plan.

Note 10: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is currently involved in a FINRA arbitration regarding the default of a $100,435 promissory note and a $46,410 advance. The Company has included these amounts in Receivable from non-customers, net and has established an allowance for bad debt. See Note 3. The outcome of this arbitration is uncertain at this time. Accordingly, these financial statements contain no adjustment for any potential liabilities associated with this arbitration.

In August of 2007, the Company was named as a respondent in an arbitration proceeding initiated by a group of former clients. The compliant alleges fraud and other misconduct by the Company, which occurred during the period from January 2003 to October 2005. During this period, the Company employed a group of independent registered representatives that allegedly committed fraud against the claimants. As the reps worked as agents of the Company, the claim was filed against the Company. The claim is that the Company failed to supervise the reps that committed the alleged fraud. The claimants are seeking damages from the Company of approximately $1,400,000, plus interest, attorney fees & costs. Management believes the lawsuit is meritless, and is responding by contesting it vigorously. These financial statements contain no adjustments for any possible outcome of this suit. The hearing has been set for September 8, 2008.

Note 11: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements".

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $2,116,121, which was $2,016,121 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($211,336) to net capital was 0.10 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $59,469 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 2,056,652
Adjustments:		
Retained earnings	$ 57,854	
Non-allowable assets	1,614	
Rounding	1	
Total adjustments		59,469
Net capital per audited statements		$ 2,116,121

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 112,000	
Additional paid-in capital	450,000	
Retained earnings	1,547,513	
Total stockholder's equity		$ 2,109,513
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan	330,000	
Subordinated interest payable	14,850	
Total allowable subordinated liabilities		344,850
Total stockholder's equity and allowable subordinated liabilities		2,454,363
Less: Non-allowable assets		
Commissions receivable	(53,316)	
Receivable from non-customers, net	(36,734)	
Marketable securities, at market	(197,960)	
Securities, not readily marketable	(221)	
Equipment, net	(868)	
Prepaid expenses	(33,812)	
Total non-allowable assets		(322,911)
Net capital before haircuts		2,131,452
Less: Haircuts		
Haircuts on marketable securities	(4,458)	
Haircuts on mutual funds	(8,348)	
Haircuts on money markets	(2,525)	
Total haircuts		(15,331)
Net capital		2,116,121
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 14,089	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 2,016,121
Ratio of aggregate indebtedness to net capital	0.10:1	

There was a $59,469 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 14.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

Board of Directors
Syndicated Capital, Inc.:

In planning and performing our audit of the financial statements of Syndicated Capital, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2008

END